KH
3/10

SECUR 14046390 ION

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SEC MAIL RECEIVED
FEB 25 2014

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53698

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chicago Analytic Trading Company LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4415 West Harrison Street, Suite 237
(No. and Street)

Hillside	IL	60162
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Manda Sury 312-334-1540

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA, P.C.
(Name – *if individual, state last, first, middle name*)

125 E Lake Street, Ste 303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD
3/12/14

OATH OR AFFIRMATION

I, Manda Sury, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chicago Analytic Trading Company, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

OFFICIAL SEAL
MAXWELL FREMPONG
Notary Public - State of Illinois
My Commission Expires Apr 13, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Chicago Analytic Trading Company LLC

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

December 31, 2013

Chicago Analytic Trading Company LLC
4415 West Harrison Street, Suite 237
Hillside, IL 60162

Subject: 2013 Annual Report

Please find attached your copy of the 2013 Annual Report of Chicago Analytic Trading Company LLC.

This report has been prepared by an independent certified public accountant and contains a summary of Chicago Analytic Trading Company LLC's financial activity for the year ended December 31, 2013.

To the best of my knowledge and belief, the information contained in this document is accurate and complete.

Sincerely,

Manda Sury
Chief Executive Officer
Chicago Analytic Trading Company LLC

Date signed 02.14.2014

Chicago Analytic Trading Company LLC

CONTENTS

MC MICHAEL COGLIANESE CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

125 E Lake Street, Ste. 303
Bloomingdale, IL 60108
tel 630-351-8942 fax 630-351-4346
www.cogcpa.com

OFFICES:
Chicago
Bloomingdale

INDEPENDENT AUDITOR'S REPORT

To the Members of Chicago Analytic Trading Company LLC

Report on the Financial Statements

We have audited the accompanying financial statements of Chicago Analytic Trading Company LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in members' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chicago Analytic Trading Company LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Michael Coglianese CPA, P.C.
Bloomingdale, IL
January 28, 2014

Chicago Analytic Trading Company LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2013

Assets		
Cash and cash equivalents	$	35,196
Commissions receivable		5,881
Prepaid and other assets		5,658
Property and equipment, net		25,482
Total assets	$	72,217
Liabilities and members' equity		
Liabilities		
Accrued liabilities	$	16,193
Due to member		40
Notes payable to related party		650
Total liabilities		16,883
Members' equity		55,334
Total liabilities and members' equity	$	72,217

See accompanying notes to financial statements.

Chicago Analytic Trading Company LLC

STATEMENT OF OPERATIONS

Year ended December 31, 2013	
Revenue	
Commission income	$ 76,695
Other income	14,608
Total revenue	91,303
Expenses	
Payroll expense	140,506
Occupancy and equipment	16,873
Insurance expense	3,097
Execution & quote data expenses	669
Professional fees	21,875
Other operating expenses	28,265
Total expenses	211,285
Net Income (loss)	$ (119,982)

See accompanying notes to financial statements.

Chicago Analytic Trading Company LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year ended December 31, 2013		
Members' equity, beginning of year	$	135,916
Capital contributions		39,400
Capital withdrawals		-
Net income (loss)		(119,982)
Members' equity, end of year	$	55,334

See accompanying notes to financial statements.

Chicago Analytic Trading Company LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2013		
Cash flows from operating activities		
Net Income (loss)	$	(119,982)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation expense		2,515
Realized gain(loss) on marketable securities		(356)
Forgiveness of notes payable to related party		(12,721)
Changes in assets and liabilities:		
Commisssions receivable		19,168
Prepaid and other assets		1,976
Accrued liabilities		(23,631)
Net cash provided (used) by operating activities		(133,031)
Cash flows from investing activities		
Proceeds from sale of marketable securities		13,288
Net cash provided (used) by investing activities		13,288
Cash flows from financing activities		
Member contributions		39,400
Net cash provided (used) by financing activities		39,400
Net change in cash and cash equivalents		(80,343)
Cash and cash equivalents, beginning of year		115,539
Cash and cash equivalents, end of year	$	35,196
Supplemental disclosure of cash flow information		
Cash paid during the year for interest	$	-
Income tax payments	$	-

See accompanying notes to financial statements.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Chicago Analytic Trading Company LLC (the "Company"), was formed as a limited liability company under the laws of the State of Delaware in November 2001. The Company is a broker-dealer, registered with the Financial Industry Regulatory Authority ("FINRA"), and licensed by the Securities and Exchange Commission ("SEC"). The Company is wholly owned by Covalent Capital Group, LLC ("Covalent").

The Company, as an introducing broker-dealer, does not carry margin accounts, promptly transmits all customer funds and delivers all securities received in connection with the Company's activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers

Government and Other Regulation

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Cash Equivalents

The Company considers its investment in a short-term money market fund to be a cash equivalent.

Fair Value- Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820, "Fair Value Measurements and Disclosures" establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. ASC 820 requires use of a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: quoted market prices in active markets for identical assets or liabilities (Level 1); inputs other than quoted market prices that are observable for the asset or liability, either directly or indirectly (Level 2); and unobservable inputs for an asset or liability (Level 3).

ASC 820 did not have a material impact on the Company's financial statements.

1. Nature of operations and summary of significant accounting policies (continued)

Income Taxes

The Company does not record a provision for income taxes because the partners report their share of the Company's income or loss on their income tax returns. The financial statements reflect the Company's transactions without adjustment, if any, required for income tax purposes.

The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states and foreign jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2010.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight line method over the estimated useful lives of the related assets.

Revenue recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The Company clears its securities transactions through another broker-dealer on a fully disclosed basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Net capital requirement

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2013, the Company's adjusted net capital was approximately $18,000 which exceeded the requirement by approximately $13,000.

3. Related party transactions

The Company has notes payable to parties related through common ownership. The balance outstanding under these notes at December 31, 2013 was $650. The Company also has a Due to Member of $40 at December 31, 2013. Loans which were due to Alpha Fund Management ("AFM") in the amount of $6,000 and Silicon Valley Research and Trading ("SVRT") in the amount of $6,576 (Principal) and $144 (Interest), were forgiven by AFM and SVRT. Both the loans were forgiven on October 31, 2013. The forgiveness of these notes was classified as Other Income in the statement of operations.

4. Concentration of credit risk

In the normal course of business, the Company maintains its cash balances in financial institutions, which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

5. Clearing Broker Requirements

The Company's clearing broker requires the Company to maintain net equity equal to or greater than the amount required by the SEC net capital rules applicable to a correspondent introducing broker as described in Note 2. The Company has no requirement to maintain a cash deposit with the clearing broker.

6. Subsequent events

These financial statements were approved by management and available for issuance on January 28, 2014. Subsequent events have been evaluated through this date. There were no subsequent events requiring disclosures and or adjustments.

Chicago Analytic Trading Company LLC

SUPPLEMENTAL INFORMATION

December 31, 2013

Schedule I
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

Net capital:		
Total Members' Equity qualified for net capital	$	55,334
Less: Non allowable assets		
Commissions receivable		(5,881)
Prepaid and other assets		(5,658)
Property and equipment, net		(25,482)
Net capital		18,313
Haircut :		-
Adjusted net capital		18,313
Net minimum capital requirement of 6.67% of aggregate indebtedness of $16,883 or $5,000 whichever is greater		5,000
Excess net capital	$	13,313

Reconciliation with Company's Net Capital Computation
(included in Part II of Form X-17A-5)

Adusted net capital as reported in Company's Part II of Form X-17A-5 as of December 31, 2013	$	18,312
Rounding		1
Adjusted net capital per above computation	$	18,313

There are no material differences between the above computation and the Company's corresponding unaudited Focus Report (form X-17A-5) filing as of December 31, 2013.

See independent auditors' report.

Chicago Analytic Trading Company LLC

SUPPLEMENTAL INFORMATION

December 31, 2013

Schedule II
Computation of Determination of Reserve Requirements
Pursuant to Rule 15c3-3

Not applicable

Information for Possession or Control
Requirements under Rule 15c3-3

Not applicable

Reconciliation between Audited and Unaudited
Statement of Financial Condition

Not applicable

See independent auditors' report.

MC MICHAEL COGLIANESE CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

125 E Lake Street, Ste. 303
Bloomingdale, IL 60108
tel 630-351-8942 fax 630-351-4346
www.cogcpa.com

OFFICES:
Chicago
Bloomingdale

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Members
Chicago Analytic Trading Company LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Chicago Analytic Trading Company LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Chicago Analytic Trading Company LLC's compliance with the applicable instructions of Form SIPC-7. Chicago Analytic Trading Company LLC's management is responsible for Chicago Analytic Trading Company LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael Coglianese CPA, P.C.
Bloomingdale, IL
January 28, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2013

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053698 FINRA DEC
CHICAGO ANALYTIC TRADING CO LLC 15*15
4415 HARRISON ST STE 237
HILLSIDE IL 60162-1910

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Senthilkumar Padmanaban

(312)334-1550

2. A. General Assessment (item 2e from page 2) $ 229.00

B. Less payment made with SIPC-6 filed (exclude interest) ($ 117.00)

July 17, 2013 (Paid via ACH)

Date Paid

C. Less prior overpayment applied (0.00)

D. Assessment balance due or (overpayment) $ 112.00

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0.00

F. Total assessment balance and interest due (or overpayment carried forward) $ 112.00

G. PAID WITH THIS FORM: Sent via ACH on Jan 09 2014
Check enclosed, payable to SIPC
Total (must be same as F above) $ 112.00

H. Overpayment carried forward $(0.00)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Chicago Analytic Trading Company, LLC.

(Name of Corporation, Partnership or other organization)

[signature]

(Authorized Signature)

Dated the 09 day of January, 20 14

Chief Executive Officer / CCO

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 91,303.00
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 4.00	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	$ 4.00
Total deductions	$ 4.00
2d. SIPC Net Operating Revenues	$ 91,299
2e. General Assessment @ .0025	$ 229.00 (to page 1, line 2.A.)

MC MICHAEL COGLIANESE CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

125 E Lake Street, Ste. 303
Bloomingdale, IL 60108
tel 630-351-8942 fax 630-351-4346
www.cogcpa.com

OFFICES:
Chicago
Bloomingdale

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

Members
Chicago Analytic Trading Company LLC

In planning and performing our audit of the financial statements of Chicago Analytic Trading Company LLC (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
January 28, 2014